Exhibit 19.1

DUOS TECHNOLOGIES GROUP, INC.

POLICY ON INSIDER TRADING

This statement sets forth the policies of Duos Technologies Group, Inc. (the “Corporation”) on trading and causing the trading of securities while in possession of confidential information. Sections 1 through 3 and Section 5 and 6 apply to all persons associated with the Corporation. The entire policy applies to the following “Covered Persons”: (i) all directors of the Corporation; and (ii) all officers of the Corporation and its subsidiaries at the level of “Chief” and above.

1.	The Basic Policy—No Trading or Causing Trading While in Possession of Material Non-Public Information

(a)	No person associated with the Corporation may purchase or sell any security, whether or not issued by the Corporation, while in possession of material non-public information concerning the security. (The terms “material” and non-public” are defined in Section 2 below.)
(b)	No person associated with the Corporation who knows of material non-public information may communicate that information to any other person if he or she has reason to believe that the information may be improperly used in connection with securities trading.
(c)	Covered Persons and certain related persons must “preclear” all trading in securities of the Corporation in accordance with the procedures set forth in Section 4 below.

2.	The Law Against “Insider Trading”

One of the principal purposes of the federal securities laws is to prohibit so-called insider trading. For many years this has been a major focus of the enforcement program of the Securities and Exchange Commission and of criminal prosecutions brought by United States Attorneys.

(a)  Application to Non-Insiders and to Securities Other Than Securities of the Corporation

Prohibitions against “insider trading” apply to trades, tips, and recommendations by virtually any person—including all persons associated with the Corporation—if the information involved is “material” and “non-public.” Thus, for example, the prohibitions would apply if you trade on the basis of material non-public information you obtain regarding the Corporation, its lenders, customers, suppliers, or other corporations with which the Corporation has contractual relationships or may be negotiating transactions. For compliance purposes, you should never trade, tip, or recommend securities (or otherwise cause the purchase or sale of securities) while in possession of information that you have reason to believe is material and non-public unless you first consult with, and obtain the advance approval of, the Corporation’s CFO as the Compliance Officer.

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(b) Materiality

Insider trading restrictions come into play only if the information you possess is “material.” Materiality, however, involves a relatively low threshold.

Information is generally regarded as “material” if it has market significance, that is, if its public dissemination is likely to affect the market price of securities, or if it otherwise is information that a reasonable investor would want to know before making an investment decision.

Information dealing with the following subjects is reasonably likely to be found material in particular situations:

•	Significant changes in the Corporation’s prospects;
•	Significant write-downs in assets or increases in reserves;
•	Developments regarding significant litigation or government agency investigations;
•	Liquidity problems;
•	Changes in earnings estimates or unusual gains or losses in major operation;
•	Major changes in management;
•	Changes in dividends;
•	Extraordinary borrowings;
•	Award or loss of a significant contract;
•	Changes in debt ratings;
•	Proposals, plans, or agreements, even if preliminary in nature, involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances, licensing arrangements, or purchases or sales of substantial assets;
•	Public offerings; and

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•	Pending statistical reports (e.g., consumer price index, money supply and retail figures, interest rate developments).

Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition, or introduction of a new product, the point at which negotiations or product development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company’s operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small. When in doubt about whether particular non-public information is material, exercise caution. Consult the Compliance Officer before deciding to disclose such information (other than to persons who need to know it) or to trade in or recommend securities to which that information relates.

(c) Non-Public Information

Insider trading prohibitions come into play only when you possess information that is material and “non-public.” The fact that information has been disclosed to a few members of the public does not make it public for insider trading purposes. To be “public” the information must have been disseminated in a manner designed to reach investors generally. Even after public disclosure of information regarding the Corporation, you generally must wait a period of two or three days for the information to be absorbed by public investors before you can treat the information as public.

Non-public information may include:

•	Information available to a select group of analysts or brokers or institutional investors;
•	Undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; and
•	Information that has been entrusted to the Corporation on a confidential basis until a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information (normally two or three days).

As with questions of materiality, when in doubt about whether information is non-public call the designated Compliance Officer or assume that the information is “non-public” and, therefore, treat it as confidential.

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3.	Severe Penalties for Violating Insider Trading Laws

Penalties for trading on or communicating material non-public information are severe, both for individuals involved in such unlawful conduct and their employers and supervisors. A person who violates the insider trading laws can be sentenced to a substantial jail term and required to pay a penalty of several times the amount of profits gained or losses avoided.

Moreover, Congress has passed insider trading legislation that, in a significant departure from prior law, explicitly empowers the Securities and Exchange Commission to seek substantial penalties from any person who, at the time of an insider trading violation, “directly or indirectly controlled the person who committed such violation.” Such persons may be held liable for up to the greater of $1 million or three times the amount of the profit gained or loss avoided. Thus, even for violations that result in a small or no profit, the Securities and Exchange Commission can seek a minimum of $1 million from the Corporation and various management and supervisory personnel.

Given the severity of the potential penalties, compliance with the policies set forth in Section 1 of this Statement is absolutely mandatory, and noncompliance is a ground for dismissal. Exceptions to these policies, if any, may only be granted by the Compliance Officer and must be provided before any activity contrary to the above policies takes place.

4.	Preclearance of Securities Transactions

Because Covered Persons are likely to obtain material non-public information on a regular basis, the Corporation requires all such persons to preclear all purchases and sales of the Corporation’s securities in accordance with the following procedures:

(a)  Subject to the exemption in part “(d)” below, no Covered Person may, directly or indirectly, purchase or sell any security issued by the Corporation without first obtaining prior approval from the Compliance Officer. These procedures also apply to transactions by such person’s spouse, other persons living in such person’s household and minor children, and to transactions by entities over which such person exercises control.

(b)  The Compliance Officer shall record the date each request is received and the date and time each request is approved or disapproved. Unless revoked, a grant of permission will normally remain valid until the close of trading two business days following the day on which it was granted.

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(c)  Requests are most likely to be approved for trading that is to occur in the following “window periods”:

(i)    Commencing at the close of trading on the second full business day following the date of public disclosure of the financial results for a particular fiscal quarter or year and continuing until the fifteenth business day of the third month of the next fiscal quarter. For example, if public disclosure occurs on Monday, May 14th, trading requests would likely be approved from Thursday, May 17th through Thursday, June 20th (specific dates will be communicated by the Company’s Corporate Communications department);

(ii)       Following the wide dissemination of information on the status of the Corporation and current results; or

(iii)     At those times when there is relative stability in the Corporation’s operations and the market for its securities.

(d)  Preclearance is not required for purchases and sales of securities under a preexisting written plan, contract, instruction, or arrangement that is adopted pursuant to Securities and Exchange Commission Rule 10b5-1(c) (17 C.F.R. §240.10b5-1(c)) and approved in writing by our Compliance Officer and counsel with respect to Duos Technologies concerns. Generally, Rule 10b5-1(c) trading plans are developed in consultation with individual counsel and not the responsibility of the Compliance Officer or our counsel. Key factors to consider are:

(i)    That the plan was entered into in good faith by the Covered Person at a time when the Covered Person was not in possession of material non- public information about the Company; and

(ii) The plan either

(a)    Gives a third party the discretionary authority to execute such purchases and sales, outside the control of the Covered Person, so long as such third party does not possess any material non-public information about the Company; or

(b)   Explicitly specifies the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions.

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With respect to any purchase or sale under a pre-arranged trading plan as described above, the third-party effecting transactions on behalf of the Covered Person should be instructed to send duplicate confirmations of all such transactions to the Compliance Officer.

5.	Employee Stock Purchase Plan (ESPP)

Preclearance is not required for PURCHASEs under the Company’s Employee Stock Purchase Plan (ESPP). For SALES of stock acquired under the ESPP, pre-clearance is required for all Covered Persons. For others, no pre-clearance is required but is recommended where any doubt exists regarding executing such a trade outside of a “window period”.

6.	Prohibited Transactions

Persons associated with the Corporation, including such person’s spouse, other persons living in such person’s household, and minor children and entities over which such person exercises control, is prohibited from engaging in the following transactions in securities of the Corporation unless advance approval is obtained from the Compliance Officer:

(a)	Short-term trading. Persons associated with the Corporation who purchase its securities must retain such securities for at least six months.
(b)	Short sales. Persons associated with the Corporation may not sell the Corporation’s securities short.
(c)	Options trading. Persons associated with the Corporation may not buy or sell puts or calls on the Corporation’s securities.
(d)	Trading on margin. Persons associated with the Corporation may not trade on the margin the Corporation’s securities.

7.	Acknowledgment and Certification

All persons associated with the Corporation are required to sign the attached acknowledgment and certification.

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ACKNOWLEDGMENT AND CERTIFICATION

The undersigned does hereby acknowledge receipt of the Corporation’s Statement of Policy regarding trading on material non-public information. The undersigned has read and understands (or has had explained) such Policy and agrees to be governed by such Policy at all times in connection with the purchase and sale of securities and the confidentiality of non-public information. The undersigned understands that if they are a Covered Person the entire policy applies to them. The undersigned understands that if they are not a Covered Person Sections 1 through 3 and Sections 5 and 6 apply to them.

(Signature)	(Date)

(Please print name)

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